Exhibit 4.2

AIRGAS, INC.
DEFERRED COMPENSATION PLAN
AMENDMENT NO. 1
WHEREAS, Airgas, Inc. (the “Airgas”) adopted the Airgas, Inc. Deferred Compensation Plan effective July 1, 2006 (the “Plan”); and
WHEREAS, certain changes to the Plan are desired to clarify the timing of distributions under the Plan; and
WHEREAS, Airgas retained the right to amend the Plan under Article IX thereof;
NOW THEREFORE, effective January 1, 2007, the Plan is amended as follows:

1.	Section 2.6 of the Plan is amended to read:
2.6 Change in Control. “Change in Control” means a change in the ownership or effective control of Airgas within the meaning of Treasury Regulation section 1.409A-3(i)(5) or any successor provision thereto.

2.	Section 2.16 of the Plan is amended to read:
2.16 Disability. “Disability” means that a Participant has, by reason of a medically determinable physical or mental impairment been determined by the U.S. Social Security Administration to be eligible to receive Social Security Disability benefits. For purposes of the Plan, and in particular Section 5.2(a) thereof, the date upon a copy of the U.S. Social Security Administration’s determination of the Participant’s Disability is delivered to the Committee shall be considered to be the date of a Participant’s Separation from Service by reason of Disability.

3.	Subsection 5.2(a)(i) of the Plan is amended to read as follows:
(i) a specified date that occurs no earlier than during the third Plan Year following the Plan Year with respect to which the Deferrals designated for distribution were credited to his Account (a “Specified Date”) and without regard to whether the Participant Separates from Service prior to such Specified Date;

4.	Section 5.2(d) is amended by adding the following additional sentences at the end thereof:

Notwithstanding the foregoing, if, at the time a distribution would otherwise be due, or due to begin, hereunder, the Participant is a Specified Employee, any payment or payments to be made to the Participant, for any reason other than death, shall be delayed for a period of six months (or until the Participant’s death if earlier) following that Participant’s Separation from Service. Any such delayed payments shall be paid, together with any earnings thereon, on, or within 10 days after, the first day of the seventh (7th) month following the Participant’s Separation from Service. Subsequent payments, if any, shall be made as scheduled.

5.	Section 5.6 of the Plan is renumbered to be Section 5.7 and a new Section 5.6 is added, to read as follows:
5.6 Change in Control. In the event of a Change in Control, the Committee, or if so determined by the Board, the Board shall:
(a)Distribute the Participants’ Accounts to the Participants in accordance with Treasury Regulation 1.409A-3(i)(5);
(b)Terminate the Plan and distribute the Participants’ in accordance with Treasury Regulation section 1.409A-3(j)(4)9ix)(B);
(c)Make appropriate provisions for an acquiring employer in the Change in Control to assume and continue the Plan in effect in accordance with its terms; or
(d)To the extent that the Change in Control results in a Participant’s Separation from Service, pay the Participant the amount held in the Participant’s Account in accordance with the Participant’s election as provided in Section 5.2.
TO RECORD THE ADOPTION OF THIS FIRST AMENDMENT OF THE PLAN, Airgas has caused this instrument to be executed on its behalf by a duly authorized officer this 23rd day of October, 2007.

AIRGAS, INC.
By: /s/ Dwight T. Wilson
Title: Senior Vice President – Human Resources

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